Exhibit 99.1

Investor Group Issues Letter to the Boards of Sesen Bio and Carisma Rejecting Their Apparent Attempt to Purchase Merger Support

Discloses Recent Offer to Provide Paid Advisory Roles to Messrs. Radoff and Torok – Major Stockholders of Sesen Bio – in Exchange for Their Support of the Proposed Merger of Sesen Bio and Carisma

Reiterates Intent to Vote AGAINST the Proposed Merger

HOUSTON--(BUSINESS WIRE)--Bradley L. Radoff and Michael Torok (together with their affiliates, the “Investor Group” or “we”), who own approximately 8.4% of the outstanding common stock of Sesen Bio, Inc. (Nasdaq: SESN) (“Sesen Bio”), today issued the following open letter to the Boards of Directors (collectively, the “Boards”) of Sesen Bio and Carisma Therapeutics Inc. (“Carisma” and together with Sesen Bio, the “Companies”):

Members of the Sesen Bio and Carisma Boards,

We continue to oppose the Companies’ proposed merger (the “Merger”) for a number of reasons, including the following:

1.	The cash dividend being paid to Sesen Bio stockholders is, in our view, insufficient.

2.	The proposed cash contribution from Sesen Bio stockholders is approximately $70 million, while Carisma stockholders – which include AbbVie, Moderna, Wellington and TPG – are only contributing approximately $30 million.

3.	Leadership of both Companies appears to have a fundamental disregard for appropriate corporate governance and stockholder feedback, causing us to fear for any combined entity’s future and treatment of its stockholders.

4.	Leadership of both Companies is continuing to spend millions of dollars of stockholders’ capital on high-priced transaction advisors and a wasteful pro-Merger campaign – all in the face of mounting investor opposition.

Last week, we proposed a best-and-final compromise to the Boards that detailed changes to the proposed Merger that would lead the Investor Group to support the transaction. Our good faith compromise provided for the cash dividend at closing being increased to $0.45 per share for Sesen Bio stockholders and the cash being contributed by Carisma’s investors (including AbbVie, Moderna, Wellington and TPG) being increased to $50 million. Under our proposal, both Sesen Bio and Carisma stockholders would each be contributing $50 million in cash – on the same terms and on a dollar-for-dollar basis. In response, on Thursday of last week, Sesen Bio’s advisors informed the Investor Group that the Boards had rejected the proposal and that Carisma’s “a-list” stockholders would not increase their investment.

The next day, Sesen Bio’s advisors relayed a counterproposal that hinged on the Investor Group’s principals receiving paid advisory roles and cash reimbursement of their expenses incurred in relation to their opposition to the proposed Merger in exchange for our agreement to vote our shares in favor of the Merger. In order to find out the magnitude of the payments being offered in exchange for our votes, we were told we had to sign confidentiality agreements and then speak to Sesen Bio’s Chief Executive Officer.

We contend the offer made to us was akin to a proposed bribe. In addition to being offended by the insinuation that we would sell out our fellow stockholders, the Investor Group is alarmed by your apparent willingness to engage in such highly questionable conduct. Your actions reinforce our view that Sesen Bio’s directors are unfit to serve as fiduciaries and should immediately resign.

In closing, the Investor Group reiterates its firm commitment to voting AGAINST Sesen Bio’s proposed Merger with Carisma. In the event the Merger is voted down, we strongly believe Sesen Bio will need a completely reconstituted Board that has corporate governance experience, financial acumen, transaction expertise and meaningful ownership perspectives. In our view, these are the qualifications and skills required to advance stockholders’ interests and run a comprehensive and effective review of strategic alternatives. Please know that we are fully prepared to take all necessary steps to preserve and maximize value at Sesen Bio if the Merger does not occur.

Sincerely,

/s/ Bradley L. Radoff	/s/ Michael Torok
Bradley L. Radoff	Michael Torok

Contacts

Longacre Square Partners

Greg Marose / Charlotte Kiaie, 646-386-0091

gmarose@longacresquare.com / ckiaie@longacresquare.com